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MAR 14 2019
Washington, DC

SE 19006235

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7310 DOVER COURT
(No. and Street)

PARKLAND (City) FLORIDA (State) 33067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC GLAZER (954) 757-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DE LEON & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

510 NW 159th LANE (Address) PEMBROKE PINES (City) FL (State) 33028 (Zip Code)

Securities and Exchange Commission
Trading and Markets

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 14 2019
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, MARC GLAZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAE INVESTMENTS, INC., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Notary Public State of Florida
Tammy Cartwright
My Commission FF 951377
Expires 01/19/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAE INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of JAE Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of JAE Investments, Inc. (the "Company") as of December 31, 2018 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the financial statements of JAE Investments, Inc. The supplemental information contained in Schedules I, II, III and IV is the responsibility of the management of JAE Investments, Inc. Our audit procedures included determining whether the supplemental information contained in Schedules I, II, III and IV reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion of the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C. F. R. 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

De Leon & Company, P.A.

We have served as the Company's auditor since 2019.

March 8, 2019

JAE INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2018

ASSETS

Assets:	
Cash in bank and cash equivalents	$ 154,989
Commission receivable	1,500
Total Assets	$ 156,489

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable & accrued expenses	$ 25,000
Stockholder's equity	
Common stock, par value $1.00, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	48,500
Retained earnings	81,989
Total Stockholder's equity	131,489
Total liabilities and stockholder's equity	$ 156,489

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenues	$ 20,037
Operating expenses	
Professional fees	4,250
Compensation and other benefits	25,000
Other operating expenses	3,436
Total operating expenses	32,686
Net Income (Loss) before provision for income taxes	(12,649)
Provision for income taxes	- 0 -
Net Income (Loss)	$(12,649)

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash Flows from operating activities:	
Net Income (Loss)	$(12,649)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in commissions receivable	300
Decrease in Accrued Expenses	(2,450)
Net cash provided (used) by operating activities	(14,799)
Net increase (decrease) in cash	(14,799)
Cash and cash equivalents - beginning	169,788
Cash and cash equivalents - ending	$154,989
Supplemental cash flow disclosures:	
Income taxes paid	$ - 0 -
Interest expense paid	$ - 0 -

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/17	$ 1,000	$ 48,500	$ 94,638
Paid in Capital	- 0 -	- 0 -	- 0 -
Net Income (Loss)	- 0 -	- 0 -	(12,649)
Balance - 12/31/18	$ 1,000	$48,500	$ 81,989

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on December 5, 1996 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as an non-carrying broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies.

B.) Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements. The Company may be subject to a taxing agency examination for the years 2013 through 2015. Currently the Company is not aware of any potential tax issues.

D.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2018 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Revenue Recognition

The Company is on the accrual basis of accounting. The Company, due to the materiality of commissions, has recognized commission income in the month earned, rather than the in the period received.

G.) Recent Accounting Pronouncements

The Company upon review of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows for the year ended December 31, 2018.

In July 2013, the SEC issued Release No. 34-70073, Broker-Dealer Reports, and Release No. 34-70072, Financial Responsibility Rules for Brokers-Dealers, which amended the broker-dealer reporting rules under the Securities Exchange Act of 1934. The Company has enacted the provisions applicable to their operations.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

G.) Recent Accounting Pronouncements – continued

The Dodd-Frank Act amended SOX to give the PCAOB full oversight authority over audits of all broker-dealers including non-issuers, which includes standard setting, inspection, and enforcement. Additionally, this provision requires that all audits, for periods ending on or after June 1, 2014, be performed in accordance with standards issued by the PCAOB.

H.) Fair Market Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

Level 1: Observable inputs that reflect prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other mean

Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available. The Company's financial instruments consisted primarily of accounts payable, accrued liabilities, amounts due to related parties, and debt. The Company's debt approximates fair value based upon current borrowing rates available in the Company for debt with similar maturities. The carrying amounts of the Company's financial instruments generally approximated their fair value as of December 31, 2016 due to the short-term nature of these instruments.

I.) Property and Equipment

Property and equipment are depreciated over their useful lives utilizing the straight-line method over their useful lives of approximately 5-7 years. Minimal expenditures for office equipment are expensed as incurred.

NOTE 2 NET CAPITAL

FINRA imposes certain restrictions on the Company, the most significant of which is to maintain a minimum net capital of $45,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 RELATED PARTY TRANSACTIONS

In 2018, the Company compensated its President and sole shareholder in the form retirement pension plan contributions. There was no salary for 2018. The shareholder of the Company provides pursuant to an informal agreement for its office facilities for the Company's operations at no charge.

NOTE 6 RETIREMENT PLAN

The Company has approved an employee benefit plan named " JAE Investments, Inc. Defined Benefit Pension Plan and Trust" with an effective date commencing January 1, 2006. The Pension Plan's maximum amount of contribution is determined by an actuary using certain mortality and interest rate assumptions. Effectively, the amount of the employer's contribution is discretionary, thus any amount from zero to the maximum as determined actuarially is allowable under the plan's provisions. In the year ended December 31, 2018, it was estimated that the accrued benefit would be $ 25,000.

NOTE 7 OFF-BALANCE SHEET ARRANGEMENTS

The Company is not currently a party to, or otherwise involved with, any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial position, operating results, liquidity, capital expenditures of capital resources.

NOTE 8 CONCENTRATION OF RISK

There exists a concentration of risk in that the Company deals exclusively with a single managed futures firm. In the even that this managed futures firm goes out of business, the Company stands to incur a loss of its commission receivable and its sole source of revenue.

NOTE 9 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT
DECEMBER 31, 2018

Total assets	$ 156,489
Less: liabilities	25,000
Net capital before other charges	131,489
Charges against capital	
Unallowable commission receivable	(1,500)
Net capital	$ 129,989

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT
DECEMBER 31, 2018

Net capital	$ 129.989
Net capital required	45,000
Excess net capital	$ 84,989
Net capital less 120% of minimum dollar net capital required	$ 75,989

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2018

Net capital per Audited Financial Statements	$ 129,338
Net capital per Focus Report - Part II A	129,338
Net differences	$ - 0 -

JAE INVESTMENTS, INC.

Schedule IV
Supplemental Information
COMPUTATION OF AGGREGATE INDEBTIVENESS
DECEMBER 31, 2018

Total liabilities from statement of financial condition	$ 25,000
Percentage of aggregate indebtedness to net capital	19.3 %

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
JAE Investments, Inc.
Parkland, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JAE Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JAE Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) (the "exemption provisions") and (2) JAE Investments, Inc. stated that JAE Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception. JAE Investments, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JAE Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

De Leon & Company, P.A.
Pembroke Pines, Florida
March 8, 2019

JAE Investments, Inc.
7310 Dover Court
Parkland, FL 33067

JAE Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)-(4). The following statements are made to the best knowledge and belief of Marc Glazer, its President.

The firm claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions provided from 17 C.F.R. § 240.15c3-3(k)(1).

Furthermore, JAE Investments, Inc. met, without exception, the aforementioned exemptive provision throughout the entire 2018 fiscal year.

JAE INVESTMENTS, INC.

I, Marc Glazer, affirm, to the best of my knowledge and belief, this Exemption Report is true and correct.

____

Marc Glazer
President

Dated 3/11/19